Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Marathon Petroleum Corp

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Marathon Petroleum Corp [NYSE: MPC]: Due to the company’s FAILURE to:

●	Commit to reducing its greenhouse gas (GHG) emissions to net zero by 2050,
●	Align its capital allocation with limiting warming to 1.5°C, and
●	Make a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy;

Vote AGAINST:

●	John P. Surma, Chairman of the Board (Item 1b),
●	J. Michael Stice, Vice Chair, Corporate Governance Committee and Member, Sustainability and Public Policy Committee (Item 1a),
●	Susan Tomasky, Member, Sustainability and Public Policy Committee (Item 1c), and
●	Toni Townes-Whitley (Item 1d).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Marathon Petroleum Corporation (MPC) is a downstream energy company that operates the largest U.S. refining system, with 2.9 million barrels per day of crude oil capacity across 13 refineries.1 Its midstream division consists mainly of its master limited partnership MPLX2, which is one of the largest gas processing companies in the United States.3 It is among the 166 focus companies named by Climate Action 100+ as one of the largest global emitters and “key to driving the global net zero emissions transition.”4

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.5 In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. Where the company has failed to take the initial step of committing to net zero emissions by 2050, the entire board should be held accountable. MPC has a classified board, with only four directors facing election in 2023; Majority Action is recommending investors vote against all four.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	X
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	X
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	—
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	✓
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

MPC does not have a net zero by 2050 commitment.6 In early 2022, the company committed to a 30% reduction in greenhouse gas emissions intensity by 2030 in scope 1 and 2 emissions from 2014 base, and set a target for reducing absolute scope 3 emissions by 15% below 2019 levels by 2030.7 The scope 3 target only covers emissions from use of products manufactured by the by company’s refineries, and does not include any scope 3 emissions from MPLX. The company’s own materials note that this reduction target is not aligned with a 1.5°C pathway.8

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonise its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B	The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5°CAND to phase out investment in unabated carbon intensive assets or products.	X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	NA
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company's potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA's B2DS?	NA
Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA's NZE?	NA

According to the Climate Action 100+ Net Zero Company Benchmark, Marathon Petroleum had not met any of the indicators for capital allocation alignment; to do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to align future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.9

As part of a lower-carbon strategy, the company states that it expects to continue to decrease its focus on petroleum-based fuels and invest instead in gas as a transition fuel, and that it views renewable fuels as an area of growth.10

However, emissions savings associated with ‘renewable’ fuels may be lower than expected; recent research shows GHG emissions associated with direct and indirect land-use changes related to crops used for bio-based fuels, namely soybeans and corn, may be more significant than previously understood.11] [12] [13

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.[14]	31%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	27%

According to InfluenceMap, the company received an E- grade for its obstructive policy engagement,15 receiving among the lowest scores for policy engagement of all U.S. oil and gas companies on the Climate Action 100+ focus company list.16 InfluenceMap lists active and negative engagement on various issues including limiting the ability of local governments to restrict the use of fossil gas. It maintains memberships in industry associations such as the American Petroleum Institute and the National Association of Manufacturers that lobby negatively on climate policy in the U.S.17

Conclusion: MPC has failed to set a net zero emissions by 2050 target, and realign its capital allocation and policy influence to limit warming to 1.5°C. Therefore, we recommend that shareholders vote AGAINST all directors facing re-election at the company’s annual meeting on April 26, 2023: Chairman John P. Surma, J. Michael Stice, Susan Tomasky, and Toni Townes-Whitley.

1 Marathon Petroleum, “Operations/Refining,” (website), https://www.marathonpetroleum.com/Operations/Refining/, accessed April 10, 2023

2 Marathon Petroleum, “Operations” (website), https://www.marathonpetroleum.com/Operations/, accessed April 10, 2023

3 Marathon Petroleum and MPLX, Perspectives on Climate-Related Scenarios, June 2022, https://www.marathonpetroleum.com/content/documents/Responsibility/2022-MPC-MPLX-ClimateReport.pdf, p.24

4 Climate Action 100+, “Companies,” (website), https://www.climateaction100.org/whos-involved/companies/page/4, accessed April 10, 2023

5 US Energy Information Administration, “Total Energy,” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed April 10, 2023

6 Climate Action 100+, “Marathon Petroleum,” Company Assessment, https://www.climateaction100.org/company/marathon-petroleum/#, accessed April 10, 2023

7 Marathon Petroleum, “Marathon Petroleum Corp. Establishes 2030 Target to Reduce Absolute Scope 3 Greenhouse Gas Emissions” News Release, February 14, 2022, https://ir.marathonpetroleum.com/investor/news-releases/news-details/2022/Marathon-Petroleum-Corp.-Establishes-2030-Target-to-Reduce-Absolute-Scope-3-Greenhouse-Gas-Emissions/default.aspx

8 Marathon Petroleum and MPLX, Planning for the Energy Evolution, June 2022,

https://www.marathonpetroleum.com/content/documents/Responsibility/Reports_Policies/2022/Scope3_Target_Basis_June22.pdf, p.4

9 Climate Action 100+, “Marathon Petroleum,” Company Assessment, https://www.climateaction100.org/company/marathon-petroleum/#, accessed April 10, 2023

10 Marathon Petroleum and MPLX, Perspectives on Climate-Related Scenarios, June 2022, https://www.marathonpetroleum.com/content/documents/Responsibility/2022-MPC-MPLX-ClimateReport.pdf, p. 8

11 Timothy Searchinger, et al., “Use of U.S. Croplands for Biofuels Increases Greenhouse Gases Through Emissions from Land-Use Change,” Science, February 29, 2008, https://www.science.org/doi/10.1126/science.1151861

12 Seth A Spawn, Tyler J Lark and Holly K Gibbs, “Carbon emissions from cropland expansion in the United States,” Environmental Research Letters, April 2, 2019, https://iopscience.iop.org/article/10.1088/1748-9326/ab0399/meta?utm_campaign=Carbon%20Brief%20Daily%20Briefing&utm_content=20220107&utm_medium=email&utm_source=Revue%20Daily, p. 4

13 Tyler J. Lark, et al., “Environmental outcomes of the US Renewable Fuel Standard,” Proceedings of the National Academy of Sciences, February 14, 2022, https://www.pnas.org/doi/abs/10.1073/pnas.2101084119

14 InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 10, 2023 (According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

15 InfluenceMap, “Marathon Petroleum,” LobbyMap, https://lobbymap.org/company/Marathon-Petroleum, accessed April 10, 2023

16 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

17 InfluenceMap, “Marathon Petroleum,” LobbyMap, https://lobbymap.org/company/Marathon-Petroleum, accessed April 10, 2023